UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT
OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  000-55109

     OceanaGold Corporation
(Exact name of registrant as specified in its charter)

Level 5, 250 Collins Street, Melbourne, Victoria, Australia 3000
     61-3-9656-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)                                                    ☐          Rule 12h-6(d)                                ☒
(for equity securities)                                                   (for successor registrants)

Rule 12h-6(c)                                                    ☐          Rule 12h-6(i)                                 ☐
(for debt securities)                                                       (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
OceanaGold Corporation, or Oceana, is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Pacific Rim Mining Corporation, or Pacific, the issuer to which Oceana has succeeded under Rule 12g-3. On October 7, 2013, Oceana and Pacific entered into a Plan of Arrangement, which was approved by the shareholders of Pacific at a meeting held on November 21, 2013. Pursuant to the orders of the Supreme Court of British Columbia, the Plan of Arrangement became effective on November 27, 2013 with Oceana completing the acquisition of 100% of the issued capital of Pacific on November 27, 2013.

Pacific first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on May 9, 2002.

B.
Pacific has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Oceana’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.	Foreign Listing and Primary Trading Market

A.
Oceana has maintained a listing of its common shares on the Australia Securities Exchange, or ASX, which is located in the jurisdiction of Australia, and the Toronto Stock Exchange, or TSX, which is located in the jurisdiction of Canada.  The ASX and TSX constitute the primary trading markets for Oceana’s common shares.

B.
Oceana’s shares were listed on the ASX on June 19, 2007, and the TSX on June 27, 2007. Oceana has maintained the listing of its common shares on both the ASX and TSX since these dates, each of which is more than 12 months preceding the filing of this Form.

C.
During the 12-month period beginning November 1, 2012 and ending October 31, 2013, trading of Oceana shares in Australia and Canada constituted 55.38% and 34.64%, respectively, of the trading in the Oceana’s common shares, each of which was individually greater than the trading market for Oceana shares in the United States.

Item 4.	Comparative Trading Volume Data

Oceana’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is November 1, 2012 and ending October 31, 2013.

B.	During this 12-month period, the average daily trading volume of Oceana’s common shares in the United States and on a worldwide basis was 41,437 shares and 1,428,459 shares, respectively.

C.
For the same 12-month period, the average daily trading volume of Oceana’s common shares traded in the United States represented 2.90% of the average trading volume of that class of securities on a worldwide basis.

D.	Not applicable.

E.	Oceana has not terminated a sponsored ADR facility regarding its common shares.

F.
The trading volume information used for determining whether the Oceana meets the requirements of Rule 12h-6 under the Exchange Act was obtained from The NASDAQ Stock Market and Bloomberg.  Trading volume information in the United States was obtained from The NASDAQ Stock Market, and trading volume information in Australia and Canada was obtained from Bloomberg.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.
As required by Rule 12h-6(h), Oceana published a notice disclosing its intent to terminate its duty, as a successor issuer to Pacific, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on November 27, 2013.

B.
The notice was released on the TSX and disseminated via the Canada News Wire service which confirmed to Oceana that the notice would be distributed through its newswire in the United States. In addition, the notice is attached as an exhibit to this Form 15F and was posted on Oceana’s website (www.oceanagold.com).

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in Oceana’s primary trading market on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is www.sedar.com.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Oceana’s intent to terminate its duty, as a successor issuer to Pacific, to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OceanaGold Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, OceanaGold Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

OCEANAGOLD CORPORATION

By:                /s/ Mark Chamberlin

Name:           Mark Chamberlin

Title:             Chief Financial Officer

Dated:          December 2, 2013